Exhibit 99.2

Zapp EV Reports Financial Results for the First Half of Fiscal Year 2024 and Raises Business Outlook

First customer deliveries of i300 electric urban motorcycle expected in summer 2024 ahead of accelerated commercial rollout planned in India and Southeast Asia

LONDON, June 20, 2024 – Zapp Electric Vehicles Group Limited (Nasdaq: ZAPP) (“Zapp EV” or the “Company”), owner of “Zapp”, the British electric vehicle brand on a mission to revolutionise personal urban mobility, today reported financial results for the six months ended March 31, 2024.

Recent Business Highlights

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Commenced commercial rollout in India with an Indian partner as contract manufacturer and supporting homologation in the country.
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i300 named winner of the world renowned iF DESIGN AWARD 2024, taking i300's design award tally to nine, including the Red Dot and Good Design awards.
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Received total proceeds of $2.7 million in connection with the standby equity purchase agreement, additional at-the-market transactions and other loans, to start production and commercial rollout of the i300 in UK, EU and Thailand.
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Commenced launch activities for i300 on the streets of Bangkok.

Financial Results for the six months ended March 31, 2024

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IFRS net loss of $5.0 million compared to $8.6 million in the same six-month period in 2023.
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Net loss included a non-cash charge of $2.0 million related to the revaluation and termination of financial instruments issued in connection with the business combination in 2023.
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Operating loss of $3.1 million compared to $3.9 million in the same six-month period in 2023.

Raised Business Outlook

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First customer deliveries of i300 are expected in the fiscal fourth quarter of 2024.
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Zapp expects to sell more than 5,000 units in the fiscal year ended September 30, 2025.
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Sales in fiscal 2025 will be weighted toward the second half of the year, now with a resulting run-rate of more than 25,000 units per year to start fiscal year 2026.

Swin Chatsuwan, Founder and CEO of Zapp EV, said: “The distinctive look of i300 is also a fit for purpose form factor. Of an estimated $130 billion and growing in two-wheelers sold globally, we see a large, underserved category of consumers that want superbike specifications but still need the maneuverability of a step-through for the city streets where they spend the most time. After first deliveries of i300 to customers in Europe and Thailand this summer, we expect to scale rapidly in Southeast Asia and India where urban mobility on two wheels is essential.”

About Zapp EV

Zapp EV (Nasdaq: ZAPP) and its operating subsidiaries are run by a team of experts from the mobility industry, on a mission to redefine the electric two-wheeler segment. Zapp's debut product, the i300, is an urban electric high-performance two-wheeler capable of traditional motorcycle levels of performance in a step-through format, combining ease of use with exhilaration and fun. The i300 is the first in a suite of high-performance electric two-wheelers that Zapp plans to bring to market. Zapp will offer a high-quality direct-to-customer experience known as DSDTC (drop-ship-direct-to-customer). Customers ordering the i300 online will have their bikes conveniently delivered to their home by authorised “Zappers,” who will provide at-home inspection, service and support throughout the vehicle ownership lifecycle. Zapp is a registered trademark of Zapp Electric Vehicles Limited in the United Kingdom and other countries. For more information, visit www.zappev.com.

Zapp Investor Relations Contact:

Mark Kobal

Head of Investor Relations

ir@zappev.com

Zapp Media Relations Contact:

pr@zappev.com

Forward-Looking Statements

This press release contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (or the “Exchange Act”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “budget,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are not historical facts but rather are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events and results to differ materially from those expressed or implied by the forward-looking statements in this document, including but not limited to various general and specific risks and uncertainties associated with the Company's business and finances in general.

Readers should review and carefully consider the risks and uncertainties described in the “Risk Factors” section of Zapp EV's annual report on Form 20-F (File No. 001-41693), which is incorporated herein by reference, and other documents the Company files with or furnishes to the U.S. Securities and Exchange Commission from time to time. These filings identify and address important risks and uncertainties that could cause actual events and results to differ materially from those expressed or implied by the forward-looking statements herein. The forward-looking statements herein represent the Company’s views as of the date of this document. Subsequent events and developments may cause these views to change. Readers are cautioned not to place undue reliance on the forward-looking statements herein, all of which are qualified by the foregoing cautionary statements. Except as required by applicable law, Zapp assumes no obligation and does not intend to update or revise the forward-looking statements herein, whether as a result of new information, future events, or otherwise. Zapp does not give any assurance that it will achieve its expectations. The inclusion of any statement in this document does not constitute an admission by Zapp or any other person that the events or circumstances described in any such statements are material.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF PROFIT OR LOSS

	For the Six Months Ended March 31,
($US 000's, except per share data)	2024	2023
Revenue	-	-
Cost of sales	-	-
Selling and distribution expenses	(220.4)	(1,075.7)
General and administrative expenses	(2,913.8)	(2,787.9)
Operating loss	(3,134.1)	(3,863.5)
Finance expense, net	(192.9)	(339.7)
Other expense	(1,706.1)	(4,427.0)
Loss before tax	(5,033.1)	(8,630.2)
Income tax	-	-
Loss for the year	(5,033.1)	(8,630.2)
Earnings per share[1]	(1.61)	(3.61)

1The share numbers used in the calculation of earnings per share have been adjusted to reflect the recent 20:1 reverse stock split.

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM BALANCE SHEETS

(US$ 000's)	March 31, 2024	September 30, 2023
Assets
Cash and cash equivalents	485.0	823.2
Other current assets	1,469.8	1,827.9
Property, plant and equipment	510.9	590.8
Other non-current assets	1,362.8	4,099.9
Total assets	3,828.5	7,341.8
Liabilities and Equity
Current liabilities
Trade, other payables and current liabilities	24,883.7	23,698.2
Other non-current liabilities	1,955.1	2,081.2
Total liabilities	26,838.8	25,779.4
Stockholders' equity	(23,010.3)	(18,437.6)
Total liabilities and equity	3,828.5	7,341.8

ZAPP ELECTRIC VEHICLES GROUP LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

	For the Six Months Ended March 31,
(US$ 000's)	2024	2023
Net cash used in operating activities	(1,524.7)	(3,554.6)
Net cash used in investing activities	(9.6)	(91.8)
Net cash from financing activities	1,199.3	4,929.7
Net (decrease) / increase in cash and cash equivalents	(335.1)	1,283.3
Cash and cash equivalents at October 1, 2023 and 2022	823.2	1,963.1
Effect of exchange rate fluctuations on cash held	(3.2)	143.8
Cash and cash equivalents at March 31, 2024 and 2023	485.0	3,390.3

Please refer to our Form 6-K with financial results ended March 31, 2024 for financial statements and related notes and disclosures.